Filed by: Algonquin Power Income Fund

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Algonquin Power Income Fund

SEC Correspondence File Number: 333-141569

THE FOLLOWING IS A TRANSCRIPT FROM THE ALGONQUIN POWER UNIT

SHARE EXCHANGE CONFERENCE CALL ON JUNE 12, 2009.

OPERATOR: Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the Algonquin Power unit share exchange conference call.

At this time all participants are in a listen-only mode. Following the presentation we will conduct a question-and-answer session. Instructions will be provided at that time for you to queue up for questions. If anyone has any difficulties hearing the conference, please press the * key followed by 0 for operator assistance at any time.

Before turning the call over to management, please note that this communication is being made in respect of the proposed takeover bid by Hydrogenics Corporation (“Hydrogenics”) to security holders of Algonquin Power Income Fund (“Algonquin”). In connection with the proposed transaction, Hydrogenics will prepare a registration statement on Form F-4, containing a takeover bid circular/prospectus to be filed with the U.S. Securities and Exchange Commission (“SEC”). Each of Algonquin and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final takeover bid circular/prospectus will be mailed to Algonquin’s security holders. Investors and security holders will be able to obtain the registration statement containing the takeover bid circular/prospectus and other documents free of charge at the SEC’s website, www.sec.gov, or from Hydrogenics Corporation, 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada, Attn: Investor Relations, (905) 361-3660.

I would like to remind everyone that this conference call is being recorded today, Friday, June 12th, 2009, and would now like to turn the conference over to Mr. Dave Kerr, Executive Director. Please go ahead.

IAN ROBERTSON (Managing Director, Utilities): Thank you very much and good morning, everyone. As mentioned, my name is Ian Robertson. With me here today are fellow executive directors, David Kerr and Chris Jarratt; our Chief Financial Officer, David Bronicheski; and Kelly Castledine, our Manager of Investor Relations.

The purpose of our call today is to review the details of our announcement made this morning. We’ll provide you with details of the announcement and then we’ll open up the lines to take any questions you may have.

Before we begin, I’d like to note that in this call we will provide information that relates to future events and expected financial position, which should be considered forward looking. This information was developed based on certain factors and assumptions, and we caution that actual results may vary from the forward-looking information. Further detail will be provided at the end of the call.

As most of you are aware, the fund’s long-term business strategy has been and remains to provide unit holders with stable and growing returns from our ownership and operation of a diversified portfolio of electric generation and utility distribution assets with a strong emphasis on renewable energy and sustainable infrastructure investments. The fund strives to deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utility and the pursuit of accretive acquisition opportunities, such as our recently announced acquisition of an electrical distribution utility in the State of California.

The federal government’s announcement on October 31st, 2006, and subsequent enactment of legislation regarding the taxation of income trusts has made it more challenging for the fund to execute on this long-term strategy. The board of trustees has been increasingly of the opinion that the trust structure may not maximize value to the fund’s unit holders.

As a result, the board of trustees and the manager believe that an exchange of trust units for shares of a corporation at this time will more appropriately position Algonquin Power within the capital markets with enhanced alignment of Algonquin’s legal and tax structure with our investors’ objectives. Improved access to and reduced cost of capital will increase Algonquin Power’s competitive effectiveness in our chosen power and utility sectors.

The agreement entered into between the board of trustees and Hydrogenics Corporation today is intended to facilitate just such an exchange.

Under the proposed transaction, unit holders will receive common shares of a corporation, which for working purposes we will be referring to as Algonquin Power Inc. in exchange for their trust units of the fund on a one-for-one basis. This exchange is expected to be a tax-deferred rollover for unit holders of the fund resident in Canada. The shares of Algonquin Power Inc. will be listed for trading on the Toronto Stock Exchange. Coincidentally under the transaction, Algonquin Power Inc. will have the opportunity to secure a NASDAQ listing for its shares and the board of trustees will determine whether maintaining such a listing will be beneficial to Algonquin Power going forward.

There is no dilution inherent in this transaction in that the exchange has been structured such that the number of shares of Algonquin Power Inc. arising from the unit share exchange is exactly the same as the number of trust units currently issued by the fund.

With respect to cash flows, unit holders will continue to receive the same monthly dividend on their Algonquin Power Inc. common shares that they would have received at distributions on their units in the fund, which is presently $0.24 per unit annually. Since unit holders will hold shares in the dividend paying company rather than units in a distribution paying trust, Canadian taxable shareholders would be expected to benefit by paying lower income taxes on these dividends than the taxes previously paid on their distributions.

I’d now like to take a quick minute to discuss the opportunity which will also be provided to debenture holders to exchange their debentures for securities of Algonquin Power Inc. The terms of the offers, which will be made to holders of both our Series 1 and Series 2 debentures were specifically crafted to represent attractive value compared to the existing securities.

In this regard, BMO Capital Markets has been retained by the board of trustees to review the proposed terms of the CD offers, and provide opinions as to the fairness from a financial point of view of the consideration to be offered to the debenture holders.

In respect of our Series 1, 6.65 per cent convertible debentures maturing on July 31st, 2011, holders will have two options with respect to the consideration they receive under the offer. Firstly, debenture holders can elect to receive 31.152 Algonquin Power Inc. shares for each $100 of face value of Series 1 debentures.

Assuming that the Algonquin Power Inc. shares trade consistently with the fund units, and based on yesterday’s $3.40 closing price for the fund’s units, such shares will represent total value of approximately $106 compared to yesterday’s closing price of $99.98 for the Series 1 debentures.

The board of trustees elected to cap the number of shares issued under this option to $40 million. But if demand for this option exceeds such amount, the shares will be allocated pro-rata to those debentures tendered under this option. Assuming debenture holders fully avail themselves of this option, the capital structure of Algonquin Power Inc. will enjoy the benefits of such additional equity and reduce leverage.

Alternatively, Series 1 debenture holders can elect to receive a convertible debenture, maturing on November 30th, 2014, issued by Algonquin Power Inc.

Under this alternative, each debenture holder will be provided with $105 of principal of the new debenture for each $100 of principal of the Series 1 debenture. The coupon rate on the new debenture will be 7.5 per cent annually, which represents an 85 basis points premium over the original Series 1 debentures.

And lastly, the conversion rights has been lowered to $4.08 from $10.65, substantially increasing the stock option value embedded in the new debenture.

In summary, we see either option as providing Series 1 debenture holders a highly attractive offer. Under the option to take shares, debenture holders will see liquid securities in a quantum which represents a material premium to the trading value of the Series 1 debenture. And under the alternative debenture base consideration, debenture holders will be provided with a debenture which has more principal value, better option value, and pays a higher coupon for a longer period than the original debentures.

For holders of our Series 2, 6.2 per cent convertible debentures maturing on November 30th, 2016, they will be entitled to receive a new $100 face debenture issued by Algonquin Power Inc. for each $100 of Series 2 debenture principal. The new debenture will pay a 15 per cent basis point higher coupon and will have improved option value by a reduction in the conversion exercise price from $11 down to $6.

Now some details about the transactions. By way of background, Hydrogenics Corporation is a recognized developer and provider of hydrogen generation and fuel cell products and services. Hydrogenics has invested substantially in the development of its technology and product line, and as a result of such investment has accumulated over $192 million of tax attributes.

As a consequence of the proposed transaction, unit holders of the fund will receive the benefits of such additional tax attributes in addition to the existing tax attributes of the fund.

The transaction consists of two major steps. Firstly, pursuant to a plan of arrangement, the assets and liabilities of Hydrogenics Corporation, together with the interests of its existing shareholders will be transferred to a newly formed corporation. It’s contemplated that this new corporation will continue forward with the businesses currently being pursued by Hydrogenics. And the corporate entity which was Hydrogenics will be renamed Algonquin Power Inc.

Secondly, pursuant to a takeover bid offer to be advanced by Algonquin Power Inc., the trust units of our fund will be exchanged for common shares of Algonquin Power Inc. on a one-for-one basis and convertible debentures of the fund will be exchanged for debenture and/or shares of Algonquin Power Inc. as previously discussed. As part of the agreements governing the transaction, Algonquin Power Inc. will pay the continuing Hydrogenics Corporation approximately $10 million.

In summary, we believe that the share for unit exchange and debenture offer contemplated by the announcement today provides stakeholders the following important benefits:

Firstly, exchange of Algonquin Power’s trust units for shares in a corporation will more appropriately position Algonquin Power within the capital markets with enhanced alignment of Algonquin’s legal and tax structure with our investors’ objectives, which in turn is intended to increase Algonquin Power’s competitive effectiveness in our chosen power and utility sectors.

Secondly, the transaction will remove the limitations on growth, which are currently included in the rules applicable to entities such as the fund. And lastly but not least, the economic implications of the transaction are highly attractive and will provide Algonquin Power with the opportunity to reinvest material retained cash in the growth of our businesses and asset portfolio.

Thanks for your time and I’d like to turn the call over to David Kerr to chair the question session.

DAVID KERR (Managing Director, Power Generation and Corporate Services): Thanks, Ian, and Joanne, we will now open the lines for questions.

OPERATOR: Thank you. Ladies and gentlemen, we will now conduct a question-and-answer session. If you have a question, please press the * followed by the 1 on your touchtone phone. You will hear a tone acknowledging your request. Your questions will be polled in the order they are received. Please ensure you lift the handset if you are using a speakerphone before pressing any keys. One moment, please, for our first question. And our first question comes from Tony Courtright, of Scotia Capital. Please go ahead.

TONY COURTRIGHT: Thank you very much. Could you explain whether there was an opportunity to defer and remain a trust longer to avail yourself of a tax-free holiday, or was this a fleeting opportunity with this acquisition of the shell from Hydrogenics?

IAN ROBERTSON: Tony, it’s Ian Robertson. I think everything needs to be considered in the circumstances. I mean, could we have delayed our conversions to a later date? And the answer is obviously this is voluntary. We could have done it at a later date. I think the financing opportunity which Hydrogenics has availed themselves of now, I mean they were… they obviously felt that now was the time from their point of view.

And so as we were discussing it and negotiating it, I think we came to the conclusion that all in all, that this opportunity was here and now and seemed to make sense. I mean, we do acknowledge that there’s some inherent inefficiency in that we could have remained a trust until 2011.

But part of the way we looked at this is there’s no free lunch here. I mean, the fact that we may not be paying tax on the income and handing it out to our unit holders, our unit holders are still bearing that tax burden. And so all in all, we felt that the economics of the proposition that was advanced made sense to go today.

TONY COURTRIGHT: And you’ve outlined the magnitude of the tax attributes of the new vehicle. What is… can you give some indication of what the magnitude of Algonquin’s existing tax attributes are?

DAVID BRONICHESKI (Chief Financial Officer, and Managing Director, Administration): Tony, David Bronicheski. The existing tax attributes that the fund has are approximately $23 million, and you can refer to our year-end financial statements and the notes there that details that.

TONY COURTRIGHT: So would there have been a consequence this year of... given your low payout ratio that the fund might have had to have paid higher rates of, you know, trust tax had it not done this transaction?

DAVID BRONICHESKI: No, the fund as… is not subject to paying tax until January 2011.

TONY COURTRIGHT: Providing this scourges all of its taxable income?

DAVID BRONICHESKI: Right.

TONY COURTRIGHT: And so there wasn’t… your current payout of $0.24 was going to shed all of your current taxable incomes is what you’re saying?

DAVID BRONICHESKI: We’ve at this point in time structured the distribution such that the $0.24 distribution represented 100 per cent of the taxable income of the trust.

TONY COURTRIGHT: OK. Two more questions. One of them is with respect to the exchange offer for the convertible debentures. To the extent that the, in particular Series 1 perhaps or maybe both series don’t take up your offer on the exchange, what is the consequence of them continuing to hold an existing Algonquin Power Income Fund convertible debenture?

IAN ROBERTSON: In the short term, no consequence. Well obviously Algonquin will continue to honour the obligations under the debenture and continue to pay the interest. The Algonquin Power Income Fund anticipates remaining a public reporting issuer, though its units will no longer meet the listing requirements for the TSX. And so consequently the conversion at the end of those debentures potentially into trust units of Algonquin Power Income Fund, while reflecting full value, will obviously have liquidity challenges associated with them.

So I think in short, people will continue to receive their interest payments. We’re hoping that the offers are highly attractive and will cause people to proactively want to avail themselves of them, to get both the attractive terms and not have these liquidity challenges.

TONY COURTRIGHT: All right. And then my last question: what advice did you receive in terms of a tax approach in terms of the transaction, like any counsel that this might trigger anti GAAR, the general anti-avoidance type rules?

IAN ROBERTSON: KPMG was our tax advisor on the transaction, and so based in part on their advice and also our own independent review, we do not believe that GAAR applies in this situation.

TONY COURTRIGHT: And then if it were, are there material consequences, are you just out the $10 million or what?

IAN ROBERTSON: Well I think, you know, I guess it would depend at what point in time that that would happen. I mean you know certainly you know if this is five years hence, and you know there’s a ruling that the federal government is invoking GAAR on the transaction, then clearly there’ll be a challenge on the deductions that have been taken in respect of the utilization of the losses.

TONY COURTRIGHT: Right. OK, those are my questions. Thank you very much.

IAN ROBERTSON: Thank you, Tony.

OPERATOR: And your next question comes from Bob Hastings of Canaccord Adams. Please go ahead.

IAN ROBERTSON: Good morning, Bob.

BOB HASTINGS: Good morning. Good transaction, I think, but further to Tony’s question, it’s not uncommon to go to the government and ask them or Revenue Canada, not Revenue Canada; whatever they’re called now, and ask for a letter of comfort or an opinion. Were you able to do anything like that?

IAN ROBERTSON: Bob, I think the… after sort of discussions with KPMG and Blake, Cassels and Graydon, who are our advisors on this, it was concluded that that sort of advance ruling, which is I think what you’re making reference to, would unlikely be provided in this case. The legislation that all of these conversions are being taken, pursuant to is relatively new and that it was unlikely that such an advance ruling may be available.

Having said that, I think the read of both KPMG and Blake, Cassels and Graydon on our... that we fit squarely within the legislation. There’s obviously a very strong business purpose for this, for the transaction, and I think we’re quite comfortable that the transaction, it fits within the intent.

BOB HASTINGS: OK. So they wouldn’t have put probabilities on it, I’m sure. So another question: you mentioned that there was no dilution from this transaction, and I can see when you were most explicit, that you were just referring to the fact that it was a one-for-one common share exchange.

But in terms of net asset value, I guess you would think that your stock, or your units are well undervalued in the current marketplace. Before you cut your distribution, they were significantly higher. Now we’re having conversions on the debentures at much lower levels. When you said no dilution, were you also referring to net asset value?

IAN ROBERTSON: No. I think your observation’s correct, Bob. I think what we were commenting on is that there wasn’t any inherent dilution of any participation of any party other than the unit holders in this share exchange in that that there was nobody else hanging around, if you want to look at it that way, within the Hydrogenics Corporation going forward. And so whatever our unit holders own today in the fund, their interest will be reflected in shares of the corporation.

The issue that you raised with respect to the offer that’s being made to debenture holders, I think the trustees’ perspective on, and I think you’re making reference to the option to exchange some portion of those debentures into shares of the corporation really reflects a measured approach to the management of our capital structure, and that as we think about going forward, the idea of having up to $40 million of additional equity moved from the liability side to the owner’s equity side of the balance sheet made sense at the stock prices today. I think, as I said, it should reflect the board’s measured approach to this rather than a wholesale attempt to strengthen the balance sheet at “any cost”. So I think that should be the take away.

BOB HASTINGS: OK. And then the last sort of question on that or response to that is have you run this by your banks? You have certain lines of credit, you have ongoing discussions I’m sure with them. Under this new structure, are they more inclined or less inclined to access or give you greater access to debt?

IAN ROBERTSON: Well, the short answer is our credit facility really is not affected by the transaction. At the end of the transaction, there’ll be a corporation that sits above Algonquin Power Income Fund. The credit facility will remain with Algonquin Power Income Fund. So from that point of view, we don’t expect them, particularly in the context of today’s credit markets, that this would increase our availability for debt, certainly in the short term.

BOB HASTINGS: The transaction going forward, looking at yourself as a corporation and made some conversion of existing debt, I would have thought might be positive to your ability to raise that in the future?

IAN ROBERTSON: Well I mean certainly from the point of view that the — like the CD exchange as an example is providing an opportunity to delever the fund to a certain extent, that there could well be opportunity to have additional leverage sometime in the future.

UNIDENTIFIED MALE SPEAKER: I’ll just add to that, Bob, that I think one of the objectives of this entire transaction is to position the company into a sweeter spot, if you will, in the capital markets with securities that perhaps don’t suffer from some of the apathy which might characterize the income trust asset class. And so we’re hopeful that those benefits will be conferred both on the corporation and all of its stakeholders.

BOB HASTINGS: OK, thank you very much.

IAN ROBERTSON: Thanks, Bob.

OPERATOR: And your next question comes from Jim McLean of BMO Capital Markets. Please go ahead.

JIM MCLEAN: Hi, Ian. How are you?

IAN ROBERTSON: Good.

JIM MCLEAN: Can you expand on Hydrogenics? Just what kind of liability are you taking on here? Their estimate of any future losses and, you know, what is the prospects for the company and how is it going to impact Algonquin down the road?

IAN ROBERTSON: Thanks for the question, Jim. In short the answer is it’s not. Under the plan of arrangement that, and that we spoke of as step one to this transaction, for all intents and purposes, all of the business interests of Hydrogenics as it exists today will be moved over to a new corporation, together with the shareholders’ interests in those, and all the liabilities under their contracts.

Under the court-approved process which is not dissimilar to that of a bankruptcy court, that the final order which will be issued in respect to that planned arrangement, largely collaterally estops liabilities from flowing back to the original Hydrogenics Corporation. So I think we’re quite comfortable that the liabilities and benefits and interests of Hydrogenics as an ongoing entity will really all vest with the new Hydrogenics, if you will, and that we will have a very clean corporate vehicle to continue to execute on the Algonquin Power story.

JIM MCLEAN: Right. Thank you.

OPERATOR: Ladies and gentlemen, if there are any additional questions at this time, please press the * followed by the 1. As a reminder, if you are using a speakerphone, please lift the handset before pressing the keys.

And our next question comes from Mac Whale, of Cormark Securities. Please go ahead.

MAC WHALE: Just a quick question on the arrangements on the executive team. Will you now sort of have a CEO, a COO, or do you still have the management contract in place under the LP?

DAVID KERR: Yes, hi Mac, it’s Dave. The trustees are now working through that process of internalizing management. They’ve retained some advisors and we’re hoping to have an announcement about that in the near future. But right now it’s the status quo with the management contract.

MAC WHALE: Has that accelerated, given this situation, or…?

DAVID KERR: Well, we’re working on parallel.

MAC WHALE: OK.

DAVID KERR: It’s a process that we’re going through with the trustees, and like I said they’ve retained advisors and they’re working through that right now.

MAC WHALE: OK. Great, thank you.

DAVID KERR: Thanks, Mac.

OPERATOR: Mr. Kerr, there are no further questions at this time. Please continue.

DAVID KERR: OK, thank you, Joanne. I’d like to thank everyone for joining us this morning, and please remain on the line for the review of our forward-looking statement disclaimer.

KELLY CASTLEDINE: (Manager, Investor Relations): Certain written and oral statements contained in this presentation and information release containing forward-looking information within the meaning of certain securities laws and reflects the views of Algonquin Power Income Fund and its manager, Algonquin Power Management Inc.

Based upon assumptions relating to, among others, the performance of the company’s assets and the business, the investor community, interests and exchange rate, commodity market prices in the financial and regulatory climate in which it operates, including the federal tax climate. These forward-looking statements include, among others, statements which reflect the expected performance of the company, its future plans and its distributions to unit holders. Statements containing expressions such as outlook, beliefs, anticipates, continues, could, expect, may, will, project, estimates, intend, plan and similar expressions generally constitute forward-looking statements.

These forward-looking statements relate to future events and conditions. By their very nature, they require us to make assumptions and involve inherent risks and uncertainties. We caution that although we believe our assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that our actual results may differ materially from the expectations set out in the forward-looking statements.

The material risk factors include the continued volatility of world financial markets, the impact of movements and exchange rates and interest rates, the effects of change in environmental and other laws, including tax law and regulatory policy applicable to the energy and utility sectors, decisions taken by regulators on monetary policy and the taxation of income funds and corporations, and the state of the Canadian and the U.S. economy and the company’s business climate and investors’ sentiment.

We caution that this list is not exhaustive and other factors could adversely affect our results. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their date. The company reviews material forward-looking information as it’s presented and updates it as required by law.

DAVID KERR: Thank you, Kelly, and goodbye, everybody.

OPERATOR: Ladies and gentlemen, this concludes the conference call for today. Thank you for participating. You may now disconnect your line.

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